May 5, 2005	Juliana C. Capata
(415) 315-6337
juliana.capata@ropesgray.com

VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Michele Anderson, Branch Chief

Re: First Avenue Networks, Inc. (File No. 333-122684)

Dear Ms. Anderson:

On behalf of First Avenue Networks, Inc. (the “Company”), I am writing to respond to the staff’s comments in your letter to Sandra Thomas’ attention dated May 3, 2005 (the “Comment Letter”) relating to (i) Amendment No. 3 to the Company’s Form S-3 registration statement (the “Registration Statement”), filed by the Company on April 22, 2005, and (ii) the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2004, submitted April 22, 2005.

Set forth below are responses to the specific comments made in the Comment Letter.

Form S-3

Prospectus Summary, page 1

l.	Comment. Please continue to revise the summary section to balance your disclosure and to clarify which of your services are generating revenue and which are not yet operational. For instance, it appears that you are only generating revenue from backhauling cellular traffic and are generating limited revenue from leasing your spectrum. You should clarify which of your services are merely developmental as opposed to operational and eliminate all disclosure that suggests your developmental services are currently operational. In this regard, please begin your summary section discussing the new direction and developmental nature of your business.

United States Securities and Exchange Commission

Attention: Michele Anderson, Branch Chief	May 5, 2005

Response. As requested, the Company has revised the summary section of the Registration Statement to further clarify that its services and service offerings are developmental and to more clearly identify the Company’s sources of revenue.

2.	Comment. Please delete or revise your statement regarding your long-term objective of participating in and leading the growing fixed wireless market. Given the competitive nature of your industry and your stage of development, it appears premature to suggest that you may attain a leading position in the fixed wireless industry.

Response. The Company has deleted the statement that it has a long-term objective of leading the growing fixed wireless market.

3.	Comment. Please revise to eliminate repetitive disclosure in your summary section. For example, you state in multiple sections of the summary that you have generated net operating losses since inception, that you do not plan to hire additional employees or build the required infrastructure to deliver your services until you have signed long-term contracts, and that you backhaul cellular traffic. You do not need to repeat this disclosure if it is clearly highlighted at the beginning of your summary disclosure. As another example, you repeat two paragraphs describing your services on pages 1 and 2. Please pare down your summary section to eliminate duplicative disclosure.

Response. The Company has revised its summary section to eliminate repetitive disclosure.

Selling Stockholders, page 11

4.	Comment. Please revise to clearly explain how and when the warrants issued in the December 2004 private placement are exercisable or will become exercisable. For instance, clarify, if true, that 50% of the warrants are no longer exercisable and have been canceled, explaining or eliminating your statement that “50% of the shares underlying these warrants are no longer subject to vesting as the conditions under which they would become exercisable have been met by the company.” As to the other 50% of the warrants, succinctly discuss how and when these warrants would become exercisable so that an ordinary investor would understand the 180-day and 210-day provisions. For example, it appears that if the Form S-3 is not effective within 180 days of the closing, 25% of the warrants will be exercisable, and that if the Form S-3 is not effective within 210 days of the closing, the other 25% will become exercisable. Does this mean that these warrants will not be exercisable and will be canceled if you have an effective registration statement covering the investors’ shares prior to the 180 day point? Or, does this mean that only 25% of the warrants will be exercisable if the Form S-3 goes effective before day 210? We may have further comments once we understand under what conditions the warrants become exercisable.

United States Securities and Exchange Commission

Attention: Michele Anderson, Branch Chief	May 5, 2005

Response. The Company has revised the specified disclosure to clearly explain under what circumstances and when the warrants issued in the December 2004 private placement will become exercisable.

Draft 10-K for the fiscal year ended December 31, 2004

5.	Comment. In response to our prior comment 11, you inserted an additional paragraph in the first bullet point under “Critical Accounting Matters and Significant Estimates” to more fully explain to the reader why you consider your FCC licenses to be indefinite lived assets.

You also provided supplemental support detailing why you believe the likelihood of losing your FCC licenses is remote. In the first numbered assertion below your response to our prior comment 11, you state that licenses are renewed based upon service provided as of the renewal date, not the service period preceding the renewal date. Basically, you imply that it does not matter what a license holder has done in the ten year period prior to the renewal, but rather what the license holder is doing at that moment.

Revise Management’s Discussion and Analysis and the risk factor captioned “Our FCC licenses may not be renewed upon expiration...” on page 4 of the Form S-3 to include this important fact. We believe that the reader should be aware of the FCC’s policy when considering the risk.

Response. The Company has revised its Management’s Discussion and Analysis section of the Form 10-K and the referenced risk factor to include a discussion of the timing of the FCC’s review of its substantial service requirement.

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I have enclosed revised drafts of the Form S-3 and Form 10-K, each marked to show changes made in response to the Comment Letter, as described above.

I intend to call you in the next day or so to get your thoughts on our responses. Thank you for your assistance and timely review of the filing.

Very truly yours,

/s/ Juliana C. Capata
Juliana C. Capata

Enclosures

United States Securities and Exchange Commission

Attention: Michele Anderson, Branch Chief	May 5, 2005

cc:	Derek Swanson

Sandra G. Thomas

Joel F. Freedman

Taylor J. Hart